Mail Stop 3561
								January 9, 2008

Via Fax & U.S. Mail

Ms. Catherine D`Amico
Executive Vice President -Finance
Treasure and Chief Financial Officer
Monro Muffler Brake, Inc.
200 Holleder Parkway
Rochester, New York 14615

Re:	Monro Muffler Brake, Inc.
	Form 10-K for the year ended March 31, 2007
      	File No. 0-19357

Dear Ms. D`Amico

      We have reviewed your filing and have the following comments.
Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.
Please respond within ten (10) business days.






Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Fiscal 2007 Compared to Fiscal 2006
Fiscal 2006 Compared to Fiscal 2005

1. We note the disclosure in MD&A indicating that the Company completed the bulk sale of approximately $3.9 million and $4.1 million of slower moving inventory to Icon International, a barter company during fiscal 2007 and fiscal 2006, respectively. Please tell us and revise MD&A in future filings to disclose the significant terms of this transaction including the nature and amount of the consideration received in connection with the sale. Also, if non-cash consideration was received, please explain how it was valued by the
Company. In addition, if these transactions had a material impact on the Company`s reported gross profits for the periods, please revise
MD&A to discuss and quantify the impact of these transactions on the
Company`s reported gross profits.

2. We note from the discussion on pages 19, 20 and 21 of MD&A that other expense included $2.8 million, $1.0 million, and $1.4 million in gains on the sale of fixed assets during fiscal 2007, 2006 and 2005, respectively. Note that gains on disposal of long-lived assets should be included as a component of income from operations as required by paragraph 45 of SFAS No.144. Please revise your consolidated statement of operations in future filings to comply with the requirements of SFAS No. 144.

Consolidated Statement of Changes in Shareholders` Equity, page 29
3. We note that you have presented the adjustment to initially apply the provisions of SFAS No.158 for pension benefits as a component of your other comprehensive income and total comprehensive income for the fiscal year ended March 31, 2007. Please note that in accordance with paragraph 16a of SFAS No.158 and paragraph A7 of Appendix A to
SFAS No.158, the effect of initially applying the provisions of SFAS
No. 158 should be reported as an adjustment of the ending balance of accumulated other comprehensive income rather than as a component of other comprehensive income for the period. Please revise your disclosures with regard to your other comprehensive income and accumulated other comprehensive income for the year ended March 31,
2007, to comply with the guidance outlined in paragraph 16a of SFAS
No.158 in any future filings.

Note 2 - Acquisitions
4. We note from the disclosure in Note 2 that the Company acquired
75
automotive maintenance and repair service stores throughout Ohio and
Pennsylvania on April 29, 2006 for a purchase price of approximately
$14.7 million. We also note from the disclosure in Note 5 that the Company recognized approximately $15.2 million of goodwill in connection with this acquisition. Please tell us and revise future filings to disclose the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. Also, please ensure that future filings include all of the disclosures required by paragraphs 51 and 52 of SFAS No. 141 with respect to this acquisition, as applicable. These disclosures should include a condensed balance sheet showing the amounts assigned to each asset and liability caption of entity acquired, including any amounts assigned to any intangible assets acquired, and the amount of goodwill that is expected to be deductible for tax purposes. Your disclosures with respect to the acquisition of Valley Forge Tire & Auto Centers and Craven Tire and Auto during the first quarter of fiscal 2008 should be similarly revised in any future filings.

Quarterly Reports on Form 10-Q for the quarters ended June 30,
2007
and September 29, 2007
Note 6. Supplemental Disclosure of Cash Flow Information
5. We note the disclosure indicating that the Company recorded purchase accounting adjustments for the ProCare acquisition that increased goodwill by $698,000, reduced fixed assets by $1,592,000, increased debt by $142,000, reduced current liabilities by $31,000, reduced long-term liabilities by $540,000 and increased long-term deferred taxes by $465,000 during the six months ended September 29,
2007. Please tell us and explain in the notes to your financial statements in future filings the facts or circumstances that resulted in these purchase price adjustments during the six months ended September 29, 2007. As part of your response, you should also explain why these adjustments were required more than a year after the completion of the ProCare acquisition. We may have further comment upon receipt of your response.

Note 9. Other Items
6. We note the disclosure indicating that Auction Direct has issued warrants to Monro for the purchase of 2.5% of its existing equity. We also note that the warrants are reflected at zero value in the Company`s consolidated financial statements at September 29, 2007. Please tell us and explain in future filings why a zero value has been assigned to these warrants.

Management`s Discussion and Analysis
First Quarter ended June 30, 2007 compared to First Quarter ended
June 24, 2006
7. We note from the discussion in MD&A that the increase in gross profit for the quarter ended June 30, 2007 was due in part to a shift in vendor rebates from SG&A to cost of sales in the current quarter as compared to the prior year. Please tell us and explain in MD&A in future filings why more vendor rebates were reflected in cost of sales in the current period versus SG&A in prior periods. We may have further comment upon receipt of your response.

Other
8. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Linda Cvrkel at (202)551-3813 if you have any questions regarding comments on the financial statements and related matters.


      Sincerely,



      Linda Cvrkel
      Branch Chief


Ms. Catherine D'Amico
Monro Muffler Brake, Inc
January 9, 2008
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